CLAUDE RESOURCES INC.
Information Circular
For the Annual General Meeting of Shareholders
to be held on May 14, 2003

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the “Corporation”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Corporation. The information contained herein is current as of April 11, 2003, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Wednesday May 14, 2003, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries (“Non-Registered Shareholders”). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for him and on his behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 510, 550 — 6th Avenue SW, Calgary, Alberta, T2P 0S2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200 — 224 — 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 11, 2003, there were 52,223,607 common shares in the capital stock of the Corporation (“Common Shares”) issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed April 11, 2003, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 11, 2003, shall be entitled to vote the Common Shares registered in his name on that date, except to the extent that the person has transferred the ownership of any of his shares after April 11, 2003 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors’ and officers’ liability insurance policy. Coverage is limited to $5 million per occurrence and to an aggregate total of $5 million in each policy year subject to a $100,000 deductible to be paid by the Corporation. The annual premium is $26,500.

The Corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the Corporation, subject to the limitations as contained in the Canada Business Corporations Act.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation of, the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

Number of Common
Name and Place of	Shares Beneficially	Office Held and Time	Principal
Residence	Owned	As Director	Occupation

William R. MacNeill(3) Saskatoon, SK	3,118,800(1)	Chairman of the Board and Director since September, 1980.	President of BEC International Corporation, a private company.

Ronald G. Walker(2) Victoria, BC	Nil	Director since February, 1984.	President, Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets.

Jon R. MacNeill(2) Calgary, AB	Nil	Director since June, 1984.	Businessperson.

Arnie E. Hillier(2) (3) Saskatoon, SK	258,000	Vice Chairman, Chief Executive Officer, Chief Financial Officer and Director since April, 1996.	Vice Chairman, Chief Executive Officer and Chief Financial Officer of the Corporation.

Neil McMillan(3) Saskatoon, SK	176,500	President and Director since April, 1996.	President of the Corporation.

(1)	These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill.

(2)	Member of the Audit Committee.

(3)	Member of the Executive Committee.

All of the director nominees set forth above have been engaged for more than five years in their present principal occupations or executive positions set forth above.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation had six executive officers during the year ended December 31, 2002. The aggregate cash compensation paid to the Corporation’s executive officers including salaries, fees, commissions and bonuses during the year ended December 31, 2002 was $635,674. The Corporation does not have any formal written contracts of employment in place with its executive officers.

The following table sets forth the compensation paid to the Corporations’ executive officers during the last three fiscal years where such compensation exceeds $100,000 in any one year.

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

						Restricted
						Shares
						or
						Restricted
Name and					Securities	Share	LTIP	All Other
Principal		Salary	Bonus	Other Annual	Under Options	Units	Payouts	Compensation
Position	Year	($)	($)	Compensation ($)	Granted (#)	($)	($)	($)

W.R. MacNeill(1)	2002	135,000	Nil	Nil	Nil	Nil	Nil	742
Chairman	2001	135,000	Nil	Nil	200,000	Nil	Nil	720
	2000	135,000	Nil	Nil	111,000	Nil	Nil	740

A.E. Hillier	2002	123,000	Nil	Nil	Nil	Nil	Nil	760
Vice Chairman CEO, CFO	2001	123,000	Nil	Nil	200,000	Nil	Nil	738
	2000	123,000	Nil	Nil	Nil	Nil	Nil	759

Raymond G. Gagnon COO	2002	105,368	Nil	Nil	230,000	Nil	Nil	263

A. N. McMillan	2002	123,000	Nil	Nil	Nil	Nil	Nil	760
President	2001	123,000	Nil	Nil	200,000	Nil	Nil	738
	2000	123,000	Nil	Nil	Nil	Nil	Nil	759

B.D. Levesque	2002	57,757	Nil	61,503	Nil	Nil	Nil	220
V.P. Operations(2)	2001	110,000	Nil	Nil	20,000	Nil	Nil	660
	2000	107,110	Nil	Nil	Nil	Nil	Nil	2,997

Notes:

(1)	The salary reported for Mr. W. R. MacNeill is the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.

(2)	Mr. Levesque was terminated at the end of April, 2002 and received severance in the form of salary continuation until December, 2002.

OPTIONS GRANTED DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR(1)

The following table discloses the particulars of options granted by the Corporation during the year ended December 31, 2002 to the named executive officers:

				Market Value of
	Securities	% of Total		Securities
	Under	Options granted		Underlying
	Options	to Employees	Exercise or	Options on the
	Granted(2)	In	Base Price	Date of Grant	Expiration
Name	(#)	Financial Year	($/Security)	($/Security)	Date

R.G. Gagnon	30,000	12%	$1.71	$1.71	May 16, 2012
R.G. Gagnon	200,000	77%	$0.90	$0.90	Nov. 28, 2012
V.L. Michasiw	10,000	4%	$0.90	$0.90	Nov. 28, 2012

Notes:

(1)	The Corporation has not issued any share appreciation rights.

(2)	All securities under option are Common Shares.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES(1)

					Value of Unexercised
			Unexercised		In-the-Money
	Securities Acquired	Aggregate Value	Options at FY-End		Options at FY-End
	On Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable/Unexercisable		Exercisable/Unexercisable

W.R. MacNeill	—	—	600,000	—	347,470	—
A.E. Hillier	—	—	600,000	—	258,000	—
R.G. Gagnon	—	—	230,000	—	116,000	—
A.N. McMillan	—	—	600,000	—	234,000	—
P.E. Olson	—	—	100,000	—	47,500	—
D. Levesque	70,000	68,650	68,650	—	52,550	—
V.L. Michasiw	—	—	80,000	—	—	—

Notes:

(1)	The Corporation has not issued any share appreciation rights.

REPORT ON EXECUTIVE COMPENSATION

As part of its responsibilities, the Compensation Committee reviews the Corporation’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Corporation’s goals of attracting and retaining the best available people, align the employees’ interests with those of the Corporation, and pay for performance. To ensure that compensation is competitive, survey information is periodically obtained from consultants and other external independent sources.

The compensation package for executives has three key components; base salary, benefits, and an incentive award program. The Corporation believes that its Stock Option Incentive Plan aligns the interests of executives with those of its shareholders. Accordingly, stock options have been granted to executives and when additional stock options are granted, stock options already granted are taken into consideration.

For the year 2002, there were no salary adjustments, bonus cash payments or stock options granted to the Chief Executive Officer or President.

COMPENSATION OF DIRECTORS

The Corporation pays each of its directors who are not also officers a yearly stipend of $5,000 as well as $500 per day for attendance personally or by telephone conference at board and/or committee meetings. In addition, outside directors may be entitled to receive stock options of the Corporation. The exercise prices of such options, when granted, are in accordance with the Corporation’s Stock Option Incentive Plan. During the year 5,000 stock options were granted to each of two directors. Directors are entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2002, the Corporation paid directors’ fees totalling $20,000.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer or proposed director and none of their associates or affiliates is or has been at any time since January 1, 2002, indebted to the Corporation or its subsidiary.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors’ report on such financial statements. Reference is made to the financial statements and auditors’ report with respect to the fiscal year ended December 31, 2002 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors’ report and the Corporation’s financial statements will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

Management of the Corporation recommends the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation. KPMG LLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

CORPORATE GOVERNANCE PRACTICES

Exhibit “A” to this Circular compares the Corporation’s procedure of corporate governance to the Toronto Stock Exchange’s guidelines for effective corporate governance, including proposed amendments to such guidelines.

ANNUAL RETURN GRAPH

The following graph indicates the total annual return on the Corporation’s Common Shares for the last five fiscal years:

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
BETWEEN CLAUDE RESOURCES INC. AND THE S&P/TSX COMPOSITE INDEX

*	$100 INVESTED ON 12/31/97 IN STOCK OR INDEX- INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.

Claude Res Inc (CRJ)

	CUMULATIVE TOTAL RETURN

	12/97	12/98	12/99	12/00	12/01	12/02

CLAUDE RESOURCES INC	100	73	45	26	27	74
S&P/TSX COMPOSITE	100	99	130	139	122	107

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ William R. MacNeill	/s/ Arnie E. Hillier

William R. MacNeill Chairman	Arnie E. Hillier Vice Chairman, Chief Executive Officer & Chief Financial Officer

Saskatoon, Saskatchewan April 11, 2003

EXHIBIT “A” — STATEMENT OF CORPORATE GOVERNANCE

Regulatory changes are in progress, many of which are arising from the United States Sarbanes-Oxley Act of 2002, and further changes resulting from discussions between the Ontario Securities Commission and the Toronto Stock Exchange (“TSX”) are anticipated. In this Schedule, the Corporation’s corporate governance procedures are compared with the TSX guidelines for effective corporate governance, including the proposed amendments published in April 2002 arising from the final report of the Joint Committee on Corporate Governance as mandated by the TSX, the TSX Venture Exchange and the Canadian Institute of Chartered Accountants. In December 2002, the TSX circulated a further set of proposed guidelines. When these guidelines are finalized, the Board will reassess its governance practices and make any changes deemed necessary.

TSX Guideline for effective		Does the
corporate governance		Corporation Align?	Governance Procedures of the Corporation
1.	The Board should explicitly assume responsibility for stewardship of the corporation and specifically for:	Yes	The Board supervises, either directly or indirectly through its committees, management of the Corporation’s business and affairs to maximize shareholder value. The Board and each board committee has a mandate which sets out its responsibilities.

	(i) adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business	Yes	The Corporation’s strategic plan is approved by the Board. Specific time is devoted each year to discussions regarding the Corporation’s strategic plan, with the directors being given the opportunity to provide feedback to management.

	(ii) identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage those risks	Yes	The principal risks of the Corporation are identified and managed.

	(iii) succession planning, including appointing, training and monitoring senior management	Yes	The size of the Corporation does not lend itself a formal management succession plan or management training programs. The Compensation Committee reports to the Board on an annual basis on matters dealing with senior management performance and compensation. The Board appoints the officers of the Corporation.

	(iv) communications policy	Yes	The Board has approved a Corporate Disclosure Policy which covers, among other things, the timely disclosure of material information. The Board reviews and approves the content of all major disclosure documents, including the Annual Information Form, the Annual Report and the Management Proxy Circular. In addition, investor relations staff is available to answer shareholder inquiries.

TSX Guideline for effective		Does the
corporate governance		Corporation Align?	Governance Procedures of the Corporation
	(v) integrity of internal control and management information systems	Yes	Internal control and management systems are in the process of being updated and formally documented for review of the Audit Committee. The Committee meets periodically with the external auditor and management where the assessment and adequacy of these systems is discussed.

2.	A majority of directors should be “unrelated”.	No	2 of the 5 directors proposed for election are “unrelated” as defined in the TSX guidelines on corporate governance.

3.	The board has a responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	No	The Board has determined that 3 of the 5 directors proposed for election are “unrelated”. For these purposes, the Board in determining whether directors were related or unrelated applied the test set forth in the TSX Guidelines.

4.	The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	No	The Chairman of the Board, in consultation with the Board at large, is responsible for proposing new nominees to the Board. The Corporation is of the view that a formal “Nominating Committee” of the Board is not required given the current size of the Company.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	No	The Board has not established any formal measures for assessing the effectiveness of the Board, its Committees and the contribution of individual directors.

6.	The board should provide an orientation and education program for new directors.	Yes	The Corporation does not have a formal orientation program for new directors. Should the need arise, appropriate orientation packages can be readily prepared. Any education program requirements for new directors respecting the Corporation’s operations would be provided through normal monthly reporting and management presentations.

TSX Guideline for effective		Does the
corporate governance		Corporation Align?	Governance Procedures of the Corporation
7.	The board should examine its size and undertake, where appropriate, a program to establish the size of the board which facilitates effective decision-making.	Yes	The size of the Board is currently set at 5. The Board is continuing to review its size to ensure that the number of directors facilitates effective decision-making. In doing so, the Board will ensure that there is, at all times, a broad spectrum of skills, knowledge and expertise to benefit from.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes	The Compensation Committee is charged with reviewing and assessing the level and nature of directors’ fees. The Committee considers the responsibilities involved with being an effective director, risks, as well as the time commitment expected. Further details of directors’ compensation are included in this Circular on page 7 under the heading “Compensation of Directors”.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees may include one or more inside directors.	No	Given the current and immediate prospective size of the Board, none of the Committees are composed exclusively of outside and unrelated directors.

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, among other things, be responsible for the response to these governance guidelines.	Yes	The Audit Committee is responsible for overseeing corporate governance for the Corporation and ensuring that high corporate governance standards are achieved. The Committee is responsible for these responses to the TSX Guidelines.

11.	The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, including the definition of the limits to management’s responsibilities. The board should approve or develop corporate objectives which the chief executive officer is responsible for meeting and assess the chief executive officer against these objectives.	Yes	Mandates have been developed for the Board, and Board Committees. The Board has approved policies which define the limits of management’s authority and responsibilities. The Board approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Chief Executive Officer’s performance is formally assessed on an annual basis, including an assessment against objectives.

TSX Guideline for effective		Does the
corporate governance		Corporation Align?	Governance Procedures of the Corporation
12.	The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) assign the responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	No	The Corporation is an evolving junior resource company which has relied extensively on internal management of the company. The Chairman of the Board, Chief Executive Officer and President are members of the management and each a related director. One of the outside directors provides specified consulting services, for a fee, to the Corporation in respect of a file in litigation. The future configuration of the Board will evolve as the TSX and SOX rules are clarified.

13.	The audit committee should be composed of only unrelated directors. All of the members of the committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the committee. The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	No	The Audit Committee is not comprised entirely of unrelated directors. A member of the Audit Committee provides specified consulting services for a fee to the Corporation in respect of a file in litigation.

The Audit Committee’s members are all “financially literate” according to a Board approved definition and at least one member has “accounting or related financial expertise”, according to a Board approved definition.

The Committee’s mandate is approved by the Board of Directors. The Committee has direct communication channels with the external auditor and meets with the external auditor without management present at least two times per year, providing an opportunity to discuss and review specific issues. The committee also requires management to implement and maintain appropriate internal control procedures. In fulfilling its duties, the Committee has requested formalized internal control policies for review. The Committee will review internal control policies and their compliance on an annual basis.

TSX Guideline for effective		Does the
corporate governance		Corporation Align?	Governance Procedures of the Corporation
14.	The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Individual directors may engage outside advisors at the expense of the Corporation, subject to the approval of the Board of Directors.